April 9, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Alyssa Wall, Mara Ransom
Keira Nakada, Theresa Brillant

Re:	UL Solutions Inc.
Registration Statement on Form S-1, as amended (File No. 333-275468)
Request for Acceleration of Effective Date
To the addressees set forth above:
In accordance with Rule 461 under the Securities Act of 1933, as amended, UL Solutions Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-275468) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on April 11, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Cathy Birkeland at (312) 876-7681.
Thank you for your assistance in this matter.
[Signature page follows]

Sincerely,

UL Solutions Inc.

By:	/s/ Jacqueline K. McLaughlin
Name:	Jacqueline K. McLaughlin
Title:	Executive Vice President and Chief Legal Officer

cc:	Jennifer F. Scanlon, UL Solutions Inc.
Ryan D. Robinson, UL Solutions Inc.
Cathy A. Birkeland, Latham & Watkins LLP
Christopher D. Lueking, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP
[Signature Page to Acceleration Request by UL Solutions Inc.]